Form C

Cover Page

Name of issuer:

KYLE Album, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12/21/2021

Physical address of issuer:

3415 South Sepulveda Boulevard,
Suite 1100
Los Angeles CA 90034

Website of issuer:

https://opulous.org/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock

☐ ~~Common Stock~~
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class A Membership Units

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$550,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$20,001.00	$0.00
Cash & Cash Equivalents:	$1.00	$0.00
Accounts Receivable:	$20,000.00	$0.00
Short-term Debt:	$18,395.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($18,395.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

KYLE Album, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jason Frazier	Medical Physicist	Provision Healthcare	2022
Matthew Lee Parsons	CEO	Ditto Music	2022
Miles Brandon Carroll	COO	Opulous	2022
Jay Moore	CIO	Ditto Music	2022
Lee James Parson	CEO	Ditto Music	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Miles Brandon Carroll	COO	2022
Jay Moore	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Opulous USA, LLC (41.93% ownership by Lee James Parsons through Opulous Group LTD, 41.93% ownership by Matthew Lee Parsons through Opulous Group LTD)	1000.0 Class B Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going

There is no assurance that the Company will be able to continue as a going concern.

Our independent registered public accounting firm for the fiscal year ended December 31, 2021, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. The Company has generated no revenue and has accumulated losses since inception. As such, the Company's continuation is a going concern is currently dependent on the proceeds from this offering. Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its operating commitments, there is no guarantee the Company will be successful in achieving this objective. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would cause the Securities to lose value.

We rely on various intellectual property rights associated with the Work in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

Our royalty payment scheme is complex, and it is difficult to estimate the amount payable under our license agreements.

The Company's affiliate, Ditto Music, is a party to a certain Assignment Agreement under which it is entitled to certain economic consideration but also required to make substantial distributions or direct its accounts receivable to the Rights Holder. We believe that under these agreements, including, without limitation, distribution agreements, licensing agreements, etc., entered into by Ditto Music and the Rights Holder, aside from the Assignment Agreement, and relevant statutes, digital music streaming platforms, on-demand music platforms, and other media outlets are required to pay a royalty to record labels, music publishers, and other copyright owners, including Ditto Music and the Company, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements aside from the Novation Agreement and has no ability to review, enforce, or control the outcome of any disputes relating thereto. Failure on the part of others, including Ditto Music, to accurately collect on royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Work.

The Company will rely on the Artist's current fan base and the Work's ability to attract new listeners to play and share the new music to increase total plays, which equates to greater royalties for Investors. Since audience appeal depends

on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Artist's listener base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Work among digital streaming platforms, on-demand music and other media outlets, and their end users.

We have no historical performance data about the royalty payments derived from the Work.

The Company, Ditto Music, and Opulous Artists Ltd. entered into the Novation Agreement on February 7, 2022. We have no historical performance data regarding the likelihood of long-term performance of the Work and the royalty payments derived therefrom. As a result, the royalty payments derived from the Work may generate lower royalty revenue that we anticipate.

Cash received from the royalty payments derived from the Work will depend upon the continued popularity of the Artist, and we do not have any rights to require the Artist to take any actions to attract or maintain or otherwise generate royalty payments.

All of the royalty payments that the Work will generate is contingent on continued popularity of the Artist and is not guaranteed. The Artist has a limited obligation to take any actions to promote the Work. There is no guarantee that the Artist will promote the songs or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Artist continues to promote the Work, there is no guarantee that such activities will increase the value of the Work and the royalty payments accordingly. As a result, we cannot ensure that the Work will be popular and, if popular, continue to be popular and generate royalty payments.

The valuation of the expected royalty payments requires us to make material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.

Our only asset is the Work. This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our asset incorporates significant inputs that are not observable. Fair value of future expected royalty payments is determined by measuring expected returns and anticipated length of the popularity of the Artist and the Work. However, the valuation of the expected royalty payments is highly speculative due to the heavily subjective nature of identifying comparable recording artists and is inherently difficult due to the uniqueness of the Work and limited number of available comparable artists.

The Company's success depends on the experience and skill of the board of directors, officers, and key employees of its Manager and Ditto Music.

We are dependent on our Manager and our affiliate, Ditto Music, as well as their respective boards of directors, executive officers, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager or our affiliate, Ditto Music, as well as their respective boards of directors, executive officers, and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation and that of our Manager, Ditto Music, or the Artist, could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We expect that we may, in the future, face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and our Investors. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business. Additionally, a significant theft, loss or misappropriation of, or access to, Investors' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of these communications may not have included proper disclaimers required for "testing the waters."

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits

federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company may elect to increase the Maximum Offering Amount, and consequently, increase the amount of Securities offered for sale in the Offering.

The Company, by consent of the Manager, may elect to increase the Maximum Offering Amount, and consequently, increase the amount of Securities offered for sale in the Offering to up to one million dollars ($1,000,000) without the approval of Investors.

If the Company does not raise a certain amount of capital within a certain period of time, a portion of the Rights will revert to Ditto Music and/or the Rights Holder

Pursuant to the terms of the Novation Agreement, if the Company does not raise a total of one million dollars ($1,000,000) in gross proceeds within twelve (12) months after November 29, 2021 under Regulation CF, the Rights, including, without limitation, the royalty payments arising therefrom, will revert to Ditto Music in proportion to any amount of the Advance Payment (and Deal Expenses, which total $550,000) not yet recouped, and/or the Rights Holder. For example, if the Company only raises four hundred fifty thousand dollars ($450,000) by November 29, 2022, fifty-five percent (55%) of the Rights (which would equal $550,000), including, without limitation, the royalty payments arising therefrom, shall revert from the Company to Ditto Music (for recoupment purposes) and the Rights Holder, as applicable. As a result, the Company would only own forty-five percent (45%) of the Rights instead of one hundred percent (100%) of the Rights.

Ownership of the Class A Units provides Investors with an equity interest in a limited liability company that holds certain intellectual property rights solely related to the Work.

The Company does not intend to make any other material capital expenditures in the future. Thus, the Class A Units do not entitle holders to an ownership interest in any track, album, or other artist nor do they represent an interest in any royalty agreement, distribution agreement or other agreement, obligation or asset associated with any particular track, album, or artist besides the Work. Holders of Class A Units may only receive royalty payments in connection with the Work.

The Manager of the Company may, in its sole discretion, decide to sell or otherwise dispose of the Company's intellectual property related to the Rights.

The Manager has the sole discretion and authority to sell or otherwise dispose of the Company's intellectual property, including the Rights, without the approval of Investors. In the event the Manager decides to sell or otherwise dispose of the Company's intellectual property, including the Rights, the value of the Class A Units will be negatively impacted.

Payments of royalties to the Company depend on accurate and timely accountings to the Company by its Manager, the Manager's distributors and other parties.

While the Company holds the expectation that it will receive from Ditto Music, and Ditto Music from its distributors and other relevant parties, at minimum, quarterly payments of royalties, the Company cannot guarantee this outcome. It is possible that Ditto Music may lose its distributors and for a period of time, or in perpetuity, may not have any bona fide distributor in place to distribute the Work. In such a situation, any royalty payment the Company receives will be greatly reduced, and any corresponding distributions of such royalties paid to Investors will be comparably negatively impacted.

In the event that a claim, or threatened claim, for infringement or any other claims arises relating to the Work, or the Company's rights in the Work, the Company will be forced to defend or settle the dispute.

Such action may result in either the delay or temporary or permanent cessation of distribution of the Work, which would impact royalty payments to the Company and thereby distributions of such royalty payments to Investors. Payments of royalties to the Company also depends in part on there being no claims against it or the Artist, the Rights Holder, or the Distributor with respect to the Work, including without limitation, the performances, contributions of others, intellectual property or other rights embodied therein or associated therewith. The Company makes no warranties or representations regarding the Work and cannot guarantee that the associated master recordings do not violate or infringe on any third-party rights.

Holders of the Class A Units have no voting rights. As a result, holders of Class A Units will not have any ability to influence the outcome of important transactions and decision.

All decision regarding the management and affairs of the Company will be made exclusively by the Manager, unless otherwise required by Delaware law. Accordingly, Investors should not invest in the Company unless such Investor is willing to entrust all aspects of the management of the Company to the Manager. Holders of Class A Units will have no right or power to take part in the management of the Company and will have no voting right to vote upon matters of the company. As a result, Investors will not be able to take part in the management and affairs of the Company and will not be able to vote upon any matters of the Company.

Purchaser of Class A Units in this Offering will experience immediate dilution.

In consideration for the formation services provided by the Manager to the Company, the Company has issued to the Manager that certain number of Class A Units. As a result, Investors will experience immediate dilution.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors' Personally Identifiable Information may be shared with the Company's affiliates or Artist.

The Company may share an Investor's name, address, email address, and investment amount (collectively, the "Personally Identifiable Information") with its affiliates or the Artist. The Company, however, will only share Personally Identifiable Information with the Artist if the Artist agrees to enter into an agreement with the Company that provides, in substance, that: (i) the Artist will keep such information confidential, and implement and maintain appropriate technical and organizational measures regarding information security to: (A) ensure the security and confidentiality of the Personally Identifiable Information; (B) reasonably protect against any threats or hazards to the security or integrity of the Personally Identifiable Information; and (C) prevent unauthorized access to or use of the Personally Identifiable Information; (ii) the Artist will only share such

Personally Identifiable Information with third-party service providers ("Third-Party Providers") or agents of the Artist to the extent reasonably necessary for such persons to perform marketing and/or business development services on behalf of the Artist; and (iii) the Artist will defend and hold the Company and the Subscriber harmless in the event of a violation of said agreement. While the limitations set forth in the preceding sentence attempt to reduce the risk of Personally Identifiable Information being shared with unauthorized parties, there is risk that an Investor's Personally Identifiable Information may be shared with unauthorized parties which may result in harm to an Investor. Investors shall have the option to opt-out of such Personally Identifiable Information-sharing by submitting a written notice to the Company at info@opulous.org within five (5) business days after the final Closing of the Offering.

There is no present market for the Securities, and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to Blockchain Technologies, Digital Assets, and Trading on an ATS

The Company is offering its Class A Units in this Offering. The Class A Units will solely exist as book-entry shares within the records of the Company and will not have traditional share certificates. The Company intends that each Class A Unit will be represented by a digital token (each "MFT"). The MFTs will not be Class A Units; rather, they are a digital representation of the number of Class A Units purchased and held by a given Investor.

The MFTs are currently intended to be developed on the ASA standard (Algorand Standard Asset), and each is intended to be issued on the Algorand blockchain protocol. The MFTs will be created, held, distributed, maintained, and destroyed by the Company. The Company intends to program any relevant compliance-related transfer restrictions that would traditionally been found on a paper stock certificate onto so called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the MFTs. MFTs cannot be created or destroyed by any entity other than the Company.

If the Company is not able to make the MFTs available to holders of its Class A Units, we may incur significant damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

The Company's intention with this Offering is to have the Class A Units represented by the MFTs create efficiencies for holders of Class A Units pertaining to managing, storing and transferring their Class A Units. It is, however, possible that the Company may not be able to, in a timely manner, make the MFTs available to the holders of Class A Units due to several reasons, including, without limitation, underlying fees or other technological restrictions from the blockchain network that underlies the MFTs. If the Company is not able to make the MFTs available, or if the MFTs that the Company makes available are too complicated or expensive to use, the Company's reputation could be adversely affected. Any adverse effects to our reputation, in turn, could have material adverse effects on our business, financial condition and results of operations.

Potential Investors may not have the skills necessary to secure, trade, or collect distributions using the MFTs or to comply with the requirements of the Company.

Participating in the Offering requires technical skill beyond that of many Investors as we are disbursing MFTs representative of the Company's Securities. Securing or trading the MFTs or collecting distributions relating to the Securities requires working knowledge of blockchain technology, blockchain assets and their attendant systems and processes. Similar knowledge of blockchain asset exchanges and other industry participants may be required to comply with the requirements of the Offering.

You must provide a valid network address and other information to participate in the distribution of the Securities or forfeit your ability to receive the MFTs.

The MFTs will be delivered when and if a Token Generation Event occurs to a digital wallet address indicated by the Investor at the time of subscription. The address designated by the Investor is the only address that will be allowed to claim MFTs at the time of distribution. If the Investor loses access to the wallet address designated at the time of commitment, they may be unable to receive their MFTs. Investors will be required to claim MFTs in order to receive their distribution. The Company will provide instructions to the Investor about how to claim their MFTs prior to commencing distribution. If the Investor is unable to follow those instructions, they may be unable to claim their MFT distribution.

Digital wallets themselves are subject to significant technical risks.

Neither the Intermediary nor the Company provides hosted blockchain-based digital token wallets. As a result, Investors will have to create and maintain their own digital wallets. Vulnerabilities or errors in the computer code operating digital wallets can, and have in the past, resulted in the permanent loss of any digital assets held in those wallets. Vulnerabilities and exploits may permit bad actors to irreversibly transfer assets out of the wallet. Similarly, code errors and poorly constructed smart contracts underlying the operation of digital wallets have in the past resulted in the 'locking' of wallets, freezing assets in place permanently. This may effectively destroy the value of the MFTs held in the wallet, and such errors may never be reversible, or the assets rendered irretrievable.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your MFTs should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect an investment in the MFTs.

The MFTs may be subject to malfunction or may function in an unexpected or unintended manner.

 The MFTs, and any network with which the MFTs are interacting, may malfunction or may function in an unexpected or unintended manner. This may be caused by the MFTs, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the MFTs.

The Company and the MFTs may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the MFTs, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the MFTs and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the MFTs. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Algorand, the MFTs, and the Company's technology infrastructure, which may result in the theft or complete loss of the MFTs.

The gas fees and related risks to use of the Algorand blockchain.

Transactions on the Algorand network are subject to the terms and conditions of Algorand. An investor who initiates a transaction on the Algorand network must pay fees in the form of "ALGO," the fundamental token for the operation of Algorand. These transaction fees (sometimes called "gas") are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an Investor does not maintain adequate ALGO in their wallet, the Investor may not be eligible to receive the MFT(s) upon a Token Generation Event. The amount of gas required to execute a transaction will vary from transaction to transaction depending on fluctuations in the market price of ALGO. The Company does not establish the amount of gas required to complete a transaction and there is no limit on the gas price a transaction may need to complete in a timely manner. Additionally, an error in the smart contract creating the MFTs could result in unintended or uncontrolled gas usage which, if not limited by an Investor through its wallet interface, may deplete the amount of ALGO held by the Investor. When the Company makes a distribution to an MFT holder, the gas will be the responsibility of the Company. The Company does not control Algorand, and there is no guarantee that the Algorand network will continue to operate under its current terms in the future. If Algorand moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in the MFTs. Moreover, the Company, in the Manager's sole discretion may choose to issue or reissue the MFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion, which could similarly negatively impact the amount or character of the fees due on transactions in the MFTs.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the MFTs may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the MFTs may also be highly volatile. Several factors may influence the market price, if any, of the MFTs, including, but not limited to:

the ability of the MFTs to trade on a secondary market, if at all;

the availability of any Designated ATS or other compliant trading platform for digital assets;

global digital asset and security token supply;

global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;

purchasers' expectations with respect to the rate of inflation;

changes in the software, software requirements or hardware requirements underlying the MFTs;

changes in the rights, obligations, incentives, or rewards for the various holders of the MFTs;

interest rates;

currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

government-backed currency withdrawal and deposit policies of digital asset exchanges;

interruptions in service from or failures of major digital asset and digital asset securities alternative trading system on which digital assets and digital asset securities are traded;

investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in digital asset securities or other digital assets;

monetary policies of governments, trade restrictions, currency devaluations and revaluations;

regulatory measures, if any, that affect the use of digital assets and digital asset securities such as ours;

global or regional political, economic or financial events and situations; and

expectations among digital assets participants that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and digital asset securities industry and may affect other digital assets including the MFTs. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the MFTs and other digital assets to fluctuate. Such volatility in the price of the MFTs may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such ours is uncertain, and new regulations or policies may materially adversely affect the development and adoption of digital asset securities.

Regulation of digital asset securities offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of our MFTs. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

 As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption the MFTs.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the MFTs may be exchanged, the liquidity of the MFTs, the ability to access marketplaces or exchanges on which to trade the MFTs, and the structure, rights and transferability of MFTs.

A disruption of the Internet or the Algorand network, or any other network on which the MFTs are issued, could impair the value and the ability to transfer ALGO, the native currency of such alternative network, or the MFTs.

A significant disruption in Internet connectivity could disrupt the Algorand networks' operations until the disruption is resolved and could have an adverse effect on the value of the MFTs. In addition, cryptocurrency networks have been subjected to a number of denial-of-service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the MFTs.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

Worldwide growth in the adoption and use of Bitcoin, Ethereum, Algorand and other blockchain technologies;

Government and quasi-government regulation of Bitcoin, Ethereum, Algorand and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

The maintenance and development of the open-source software protocol of the Bitcoin, Ethereum or Algorand networks;

Changes in consumer demographics and public tastes and preferences;

The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;

General economic conditions and the regulatory environment relating to cryptocurrencies; or

A decline in the popularity or acceptance of the Bitcoin, Ethereum or Algorand networks would adversely affect the Company's operating results.

The Class A Units initially will not be listed on any securities exchange or available to trade on any ATS, the Company does not intend to apply for the listing of the Class A Units on any securities exchange, and the Company cannot provide any assurance that we will be successful in making the Class A Units available to trade on an ATS.

The Class A Units will not be listed for trading on, and the Company has no intention to apply for listing on, any securities exchange or through any other NMS trading platform. Further, the Class A Units will not be available for trading on any specific trading system that is registered with the SEC as an ATS at the time of the final closing of this Offering. In furtherance of the foregoing, the Class A Units will be "Restricted Securities" under Rule 144 of the Securities Act and subject to a 12-month lock-up period, during which time the Class A Units will not be transferable or re-sellable. Although the Company intends to make the Class A Units available for trading on an ATS eventually, there can be no assurance that the Class A Units will become available for trading on an ATS in the near term or at all. If the Class A Units are not made available for purchase on, or for trading through, an ATS, that would likely result in limited liquidity for the holders of Class A Units. Such limited liquidity may result in holders of Class A Units not being able to resell their Class A Units on a timely basis or at all.

In any event, absent any legal or contractual restrictions on transferability and resale of the Class A Units as discussed herein, holders of Class A Units will be able to transfer Class A Units through the book-entry transfer facilities of the Company even if there is no means by which to separately transfer the MFTs.

Even if we are successful in making the Class A Unit MFTs available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Class A Units are being made available for purchase on, and can be traded through an ATS, we expect that both the Company and any ATS we may use may have the capability to support trades in the Class A Units and transfers of the MFTs. To trade the Class A Units on an ATS, holders of the Class A Units will have to satisfy the Company's and ATS's requirements to create an account with both. An ATS on which the Class A Units are being made available to trade may only provide limited liquidity for purchasers and sellers. Additionally, an ATS on which the Class A Units may trade, may experience limited trading volume due to a relatively small number of shares trading on such ATS. Further, it is possible that the ATS on which the Class A Units are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Class A Units. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Class A Unit MFTs may be less liquid than traditional common stock traded on securities exchanges or national market systems ("NMSs").

The number of securities traded on an ATS that supports the listing of the MFTs may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market size and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

The payment mechanics for securities represented digitally utilizing blockchain technology are novel and untested.

The Company may allow the Class A Units to trade on an ATS that supports the use of the MFTs. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has arbitrary listing requirements for Companies or for the securities traded.

There are no minimum price or other comparable listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of the Class A Units on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the Class A Units may not be properly reflected on the blockchain.

While the Company's books and records govern record ownership of the Class A Units, for all record holders of the Class A Units, there will be "courtesy copy" of certain ownership records on the blockchain used by the MFTs. Following the Company's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Company's books and records. To the extent that the Company's records and the "courtesy copy" get out of sync, there could be a delay while the Company corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the Class A Unit, which could adversely affect the liquidity for, and market value of, the Class A Units.

The trading ledger showing trades in the MFTs will be publicly available, which may give rise to privacy concerns.

The distributed ledger that will be used to record transfers of the MFTs will be available to the public and will store the trading history starting from the time of issuance of the MFTs. The personal identity information necessary to associate a public key presenting a given block of MFTs with the owner of the Class A Units will be maintained by the Company in a proprietary ledger system that is not exposed to the public. Thus, trading data with respect to the Class A Units will be available but not the identity of the holder of Class A Units. Security breaches relating to the proprietary ledger system maintained by the Company could result in theft of the information necessary to link personal identities with public keys, the stolen information could be used to determine the affected stockholder's complete trading history in the Class A Units. Concerns over these issues may limit adoption of this novel trading system by a range of potential investors, reducing liquidity of the Class A Units.

If securities or industry analysts do not publish research or reports about the Class A Units or publish negative reports or recommendations about the Class A Units, this may adversely impact the price and liquidity of the Class A Units.

The trading market for the Class A Units may depend, to some extent, on the research and reports that securities or industry analysts publish about us, the business, the market or our competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade the Class A Units or change their opinion of the Class A Units, the price of the Securities would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of the Class A Units to decline.

Holders of the Class A Units are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Holders of Class A Units are responsible for ensuring that any secondary sale of the Class A Units is performed in accordance with applicable federal and state securities regulations. The Class A Units may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Purchasers of the Class A Units who attempt to sell or transfer the Class A Units on the secondary market may be deemed to be distributors or brokers under federal or state securities laws and should ensure compliance with such laws when engaging in secondary sales or transfers.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

Worldwide growth in the adoption and use of blockchain technologies;

Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

Changes in consumer demographics and public tastes and preferences;

The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;

General economic conditions and the regulatory environment relating to cryptocurrencies; or

A decline in the popularity or acceptance of blockchain technologies and virtual currencies.

In recent years, the rise of digital currencies prices and digital asset transaction volume has attracted the attention of tax authorities.

As the laws governing digital assets, including digital asset securities and digital currencies are still evolving, the tax treatment of digital assets in various jurisdictions is subject to change. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that the digital asset securities and transactions denominated in digital currencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return and increase the holding costs of digital assets, which could materially and adversely affect the Company's results of operations and financial condition.

Absence of regulatory oversight.

The Company is not registered and does not expect to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Purchasers will not be afforded the protections of the Investment Company Act, such as oversight by a board of disinterested directors, affiliated transaction limitations, restrictions on borrowing and safeguards related to custody of the Company's assets.

The Manager is not registered as an investment advisor.

The Manager is not registered as an investment adviser und the Investment Advisers Act of 1940, as amended (the "Advisers Act"). However, to the extent that a Company asset is deemed to fall within the definition of a security under U.S. federal securities laws, our Manager may be subject to additional requirements under the Advisers Act. The Manager may be required to register as an investment adviser or may have to file annual reports an "exempt reporting adviser" under the Advisers Act. Registration as an investment adviser may result in extraordinary, recurring, and non-recurring expenses. So long as our Manager is not and will not be subject to any such investment adviser registration, investors will not have the benefit of investor protections and will not receive disclosure commensurate with that provided by registered entities.

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing and disposition decisions and our decisions regarding establishing the fair market value of our assets is not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Jay Moore and Miles Brandon Carroll are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 6.00% Intermediary Fees ($3,000)

22.00% Estimated Attorney Fees ($11,000)
22.40% Estimated Account/ Auditor Fees ($11,200)

49.60% Payment to the Manager, Ditto Music, and the Rights Holder ($24,800)

If we raise: **$550,000**

Use of Proceeds: 6.00% Intermediary Fees ($33,000)

2.00% Estimated Attorney Fees ($11,000)

2.04% Estimated Accountant/Auditor Fees ($11,200)

89.96% Payments to the Manager, Ditto Music and the Rights Holder ($494,800)

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. <u>Acceptance of the Investment.</u> If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on

the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Class A Units at $1.00 each | Investors receive their proportional amount of 27.5% of the master rights (The total royalties of 27.5% will be split among investors provided that the maximum raise is met. If the maximum raise is not met, the total royalties to be split will be different/lower).

1. SUBSCRIPTION. Subject to the terms and conditions of this Subscription Agreement (i) the Company agrees to sell to the Subscriber, and the Subscriber irrevocably subscribes for and agrees to purchase from the Company, a number of Class A membership interests (the "Class A Units") in the Company set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof and (ii) the Subscriber agrees to its membership in the Company pursuant to the terms of the Joinder, attached hereto as Exhibit A.

2. ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Class A Units may be allocated among Subscribers.

3. THE CLOSING. Provided that the subscriptions are received in an amount equal to or greater than $50,000 (the "Target Offering Amount"), the closing of the purchase and sale of the Securities (the"Closing") shall take place on the Company's offering deadline specified in the Form C, or at such other time and place as the Company may designate by notice to the undersigned (the "Closing Date").

4. PAYMENT FOR SECURITIES. Payment for the Class A Units shall be received by Boston Private Bank (the "Escrow Agent") from the Subscriber by wire transfer of immediately available funds or other means as instructed by the Intermediary. The Escrow Agent shall release such funds to the Company (or as requested by the

Company, to the manager of the Company which is Opulous USA, LLC) as instructed by the Intermediary. The Subscriber shall receive notice and evidence of the aggregate dollar amount of the Class A Units owned by Subscriber reflected on the books and records of the Company, which shall bear a notation that the Class A Units were sold in reliance upon an exemption from registration under the Securities Act.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Outside of the above authorizations provided to Wefunder Portal, the securities being offered are subject to the Operating Agreement. To modify the terms of the securities, the Manager is required to amend the Operating Agreement by executing a Written Consent or similar.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B	1,000	1,000	Yes
Class A	1,020,000	20,000	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Class B Membership Units contain Managerial Interest in the KYLE Album, LLC; therefore these Class B units possess voting rights.

The Class A Membership Units contain Economic Interest in KYLE Album, LLC; these units do not possess voting rights however they entitle the holder of such units the rights to KYLE Album, LLC's profits.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Only the consent of the Manager is required to amend the Operating Agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member, including the creation of a new class of Units), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

The securities cannot be materially limited, diluted etc - refer to Section 12.10 of the Operating Agreement, found in Exhibit C to the Form C

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect

to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's

best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2021	Section 4(a)(2)		$491,900	General operations
2/2022	Section 4(a)(2)		$518,295	General operations
4/2022	Section 4(a)(2)		$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Mona Lisa Song, LLC
Amount Invested	$491,900.00
Transaction type	Other
Issue date	11/03/21
Relationship	Affiliate under common ownership structure

A previous Regulation Crowd funding raise for a different LLC, spun up by Opulous (Mona Lisa Song, LLC was run through the Republic fundraising portal)

Name	Ditto Music Pte Ltd
Amount Invested	$518,295.00
Transaction type	Other
Issue date	02/06/22

Relationship	Affiliate - under common ownership structure

This was the advance and deal expenses incurred to acquire the IP rights to the Kyle Album, which was initially incurred by Ditto Music, and eventually novated to the CF issuing entity - Kyle Album, LLC.

Under that certain Novation Agreement, Ditto Music assigned to the Company all its rights and obligations under the Assignment Agreement to the Company, including the right to five hundred eighteen thousand two hundred ninety-five dollars $518,295.00 (the "Novation Sum") in payment from Opulous Artists Ltd. to the Company. Notwithstanding, as a condition to the Novation Agreement, the Company shall, without unreasonable delay, transfer, ensure and procure any relevant third party to transfer or directly pay, all payments received and/or receivable by the Company, as a result of the Assignment Agreement, to Opulous Artists Ltd. or to any other third party recipient as directed by the Manager from time to time for the purposes of: (a) distributing the Proceeds Fee to the Rights Holder or such third parties as agreed in the Assignment Agreement; (b) distributing distributions to the Class A Members in connection with the royalties acquired under the Assignment Agreement; (c) recouping the Advance Payment made by Ditto Music to the Rights Holder and deal expenses, as defined in the Assignment Agreement; and (d) defraying any relevant costs that have been otherwise agreed via the Assignment Agreement and/or the Offering by the relevant parties including the Artist, Rights Holder, Distributor, the Investors, Ditto Music, the Manager, and the Company. See "BUSINESS – Intellectual Property" for more information.

Name	Patek Myself Song, LLC
Amount Invested	$50,000.00
Transaction type	Other
Issue date	04/29/22
Relationship	Affiliate company - common ownership structure and the same Manager (Opulous USA, LLC)

A previous Regulation Crowd funding raise for a different LLC, spun up by Opulous (Patek Myself Song, LLC was run on Wefunders fundraising portal)

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Investing in KYLE album LLC lets you earn music royalty revenue any time one of the songs from the album, It's Not So Bad, is streamed online, performed publicly, or played in video games and film/TV. Through Opulous MFTs, each investor earns a share in the music copyright royalties.

Opulous' mission is to create a music industry where artists share music ownership with fans and investors, and we are building a powerful platform that will streamline the entire experience.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

KYLE Album, LLC was incorporated in the State of Delaware in December 2021.

Our highlights:

- Invest in American R&B/hip-hop star, Kyle, and get a share of his music royalties.
- Kyle has enjoyed over 2B streams and counting, and over 650M views on YouTube across his content.
- Own a share in music copyrights from the first-ever full-album MFT, It's Not So Bad.
- Music royalties are accumulated every time songs from the album are streamed on major platforms.
- Your interest in Kyle Album, LLC will be represented by an MFT*.

Historical Results of Operations

Kyle Album,LLC, ("Company"), a Delaware limited liability company, it was formed on December 21, 2021 (commencement of operations). The Company Class B units is held by Opulous USA, LLC ("Opulous"), and is organized to sell Music Fungible Tokens ("MFT"). An MFT is a digital asset that represents real-world objects like art, music, in-game items and videos. MFTs are bought and sold online frequently with cryptocurency, and they are generally encoded with the same underlying software as many cryptos. MFTs are unique and may be non-interchangeable unit of data stored on a digital ledger (blockchain). MFTs can be used to represent easily-reproducible items such as photos, videos, audio and other types of digital

files as unique items (analogous to a certificate of authenticity), and use blockchain technology to establish a verified and public proof of ownership. Copies of the original file are not restricted to the owner of the MFT and can be copied and shared like any file.

Our company was organized in December 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0.

- *Assets.* As of December 31, 2021, the Company had total assets of $20,001, including $1 in cash.

- *Net Loss.* The Company has had net losses of $18,395 for 2021.

- *Liabilities.* The Company's liabilities totaled $18,395 for 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

KYLE Album, LLC cash in hand is $0, as of May 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,967/month, for an average burn rate of $1,967 per month. Our intent is to be profitable in 4 months.

We've incurred more deal expenses since January 1, 2022 onwards relating to legal and accounting expenses. These expenses are captured in our Form C, Use of Proceeds section. In addition, KYLE Album LLC entered into a Novation Agreement where the IP asset was transferred to KYLE Album, LLC.

We expect to receive royalty revenues arising from the digital transmissions of the IP KYLE Album LLC holds within the next four months. We expect to receive royalty revenues from the distributor every quarter. We can expect to receive approximately $25,000 in royalty revenues in our first year.

The Company's revenue will be a percentage of the digital music revenues generated by the Work. Revenues will be created by the distribution of the Work on digital streaming platforms including but not limited to 7Digital, Akazoo, Amazon, AMI, Anghami Music, Apple, Audible Magic, Audiomack, AWA, Beatport, Beatsource, Bleep, Boomplay, Deezer, Dubset, Facebook, Google Play Music, iHeart Radio, iMusica, Juno, JOOX, KKBox, LiveXLive, MediaNet (Audible

Magic - Fulfillment360 in Labelcamp), Music Island, Napster, NetEase, Pandora (Rdio delivery feed in Labelcamp), PPCA, Pretzel, Qobuz, Qsic, Saavn, Shazam, Simfy Africa, Sound Exchange, Soundcloud, Spotify, Stellar Ent., Tencent, Tidal (Aspiro delivery feed in Labelcamp), TikTok, Touchtunes, Twitch Soundtrack, United Media Agency, Yandex, YouTube Content ID, YouTube Music, and Peloton. Digital music revenue also includes individual song sales of the Work on Apple iTunes and Amazon.

We are not profitable yet, as we are not due to receive the royalty revenues arising from the IP KYLE Album LLC holds at this point, until after the campaign. Once the campaign is over, we can expect to receive quarterly royalty revenue distributions amounting to $25,000 for the first year. The funding arising from this Reg CF campaign will help KYLE Album, its Manager and affiliates recoup the deal expenses and IP purchase.

As of May 23, 2022, the Company together with its Manager an aggregate of $3,400,000 in cash and cash equivalents, leaving the Company's Manager with approximately sixteen months of runway. The Company had $1 in cash and total assets in an amount of $515,896 as of May 23, 2022 with no runway available aside from our Manager's commitment to make additional capital contributions in the event of the Company's insolvency during the term of the Offering.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Miles Brandon Carroll, certify that:

(1) the financial statements of KYLE Album, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of KYLE Album, LLC included in this Form reflects accurately the information reported on the tax return for KYLE Album, LLC filed for the most recently completed fiscal year.

Miles Brandon Carroll
COO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director,

officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct

inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

33. Once posted, the annual report may be found on the issuer's website at:

https://opulous.org//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

KYLE Album, LLC Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Jason Frazier
Jay Moore
Lee James Parson
Matthew Lee Parsons
Miles Brandon Carroll

Appendix E: Supporting Documents

ttw_communications_107792_173049.pdf
220505.00261_KYLE_Album_LLC_Operating_Agreement__clean_05.11.2022__JM_executed__1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

KYLE Album, LLC

By

Miles Carroll
_____

COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jay Moore
_____

Director

5/31/2022

matthew parsons

Director
5/31/2022

Miles Carroll

COO
5/30/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.